EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year ended December 31,
	2004	2005	2006	2007	2008
EARNINGS
Income (Loss) Before Income Taxes	$45,351	$88,378	$52,847	$(46,139)	$120,761
Fixed Charges (as below)	39,475	36,762	44,769	54,716	81,584
Total Earnings	$84,826	$125,140	$97,616	$8,577	$202,345

FIXED CHARGES
Interest Expense	$37,957	$34,094	$40,778	$46,560	$76,910
Credit for Allowance for Borrowed Funds Used During Construction	280	668	1,491	5,156	2,174
Trust Dividends	(62)	-	-	-	-
Estimated Interest Element in Lease Rentals	1,300	2,000	2,500	3,000	2,500
Total Fixed Charges	$39,475	$36,762	$44,769	$54,716	$81,584

Ratio of Earnings to Fixed Charges	2.14	3.40	2.18	0.15	2.48

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.